Exhibit 99.4

BEZEQ THE ISRAEL TELECOMMUNICATION CORPORATION LIMITED SEPARATE CONDENSED INTERIM FINANCIAL INFORMATON MARCH 31, 2011 (UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Limited

Separate condensed interim financial information as at March 31, 2011 (unaudited)

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The shareholders of “Bezeq” The Israel Telecommunication Corp. Limited

Special review report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction
We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” The Israel Telecommunication Corp. Limited (hereinafter – “the Company”), as of March 31, 2011 and for the three month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of investee companies the investment in which amounted to NIS 225 million as of March 31, 2011, and the Group’s share in their losses amounted to NIS 2.1 million for the three month period then ended. The financial statements of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Company of which the exposure cannot yet be assessed or calculated, as described in Note 4.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

May 11, 2011

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on financial position as at

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Assets

Cash and cash equivalents	444	563	198
Investments, including derivatives	192	7	178
Trade receivables	738	861	771
Other receivables	156	204	329
Inventories	9	11	15
Assets classified as held for sale	20	33	29

Total current assets	1,559	1,679	1,520

Investments, including derivatives	95	95	96
Trade and other receivables	217	101	206
Property, plant and equipment	4,157	3,813	4,006
Intangible assets	289	207	276
Investments in equity-
accounted investees	7,276	6,854	6,939
Deferred tax assets	292	352	248

Total non-current assets	12,326	11,422	11,771

Total assets	13,885	13,101	13,291

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on financial position as at

	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	999	579	941
Trade payables	150	197	306
Other payables, including derivatives	800	561	569
Loans from subsidiaries	-	-	203
Current tax liabilities	260	96	229
Deferred income	21	20	17
Provisions (Note 4)	239	274	230
Employee benefits	496	435	233
Dividends payable	984	-	-

Total current liabilities	3,949	2,162	2,728

Debentures	2,389	3,106	2,373
Bank loans	2,523	367	2,600
Employee benefits	222	255	259
Deferred income and others	5	5	4
Dividends payable	1,827	-	-

Total non-current liabilities	6,966	3,733	5,236

Total liabilities	10,915	5,895	7,964

Equity
Share capital	3,803	6,201	6,213
Share premium	-	338	378
Reserves	550	538	526
Retained earnings (deficit)	(1,383)	129	(1,790)

Total equity	2,970	7,206	5,327

Total equity and liabilities	13,885	13,101	13,291

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: May 11, 2011

The accompanying notes are an integral part of the condensed interim financial information

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on income

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Revenues (Note 2)	1,178	1,304	5,263

Costs and expenses
Depreciation and amortization	162	170	690
Salaries	284	277	1,079
General and operating expenses(Note 3)	271	392	1,609
Other operating expenses (income), net	250	(25)	(158)

	967	814	3,220

Operating profit	211	490	2,043

Financing (income) expenses
Financing expenses	80	51	282
Financing income	(54)	(52)	(192)

Financing expenses (income), net	26	(1)	90

Profit after financing expenses (income)	185	491	1,953

Share in the profits of equity-accounted
investees	284	282	1,017

Profit before income tax	469	773	2,970

Income tax	62	131	527

Profit for the period	407	642	2,443

The accompanying notes are an integral part of the condensed interim financial information

Bezeq The Israel Telecommunication Corporation Limited

Condensed  Interim Statement of  Comprehensive Income

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Profit for the period	407	642	2,443

Items of other comprehensive income

Other comprehensive income (loss), net of tax	-	(1)	8

Other comprehensive income (loss), net of tax
for investees	-	-	5

Other comprehensive income (loss), net of tax	-	(1)	13

Total comprehensive income for the period	407	641	2,456

The accompanying notes are an integral part of the condensed interim financial information

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on cash flows

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the period	407	642	2,443
Adjustments:
Depreciation	144	151	618
Amortization of intangible assets	18	19	72
Share in the profits of equity-accounted
investees	(284)	(282)	(1,017)
Financing expenses (income), net	29	(4)	69
Capital gain, net	(44)	(27)	(171)
Share-based payment	41	4	26
Income tax expenses	62	131	527

Change in inventory	6	(2)	(6)
Change in trade and other receivables	3	(66)	29
Change in trade and other payables	(85)	(43)	55
Change in provisions	10	(4)	(45)
Change in employee benefits	226	(27)	(213)
Expenses (income) for derivatives, net	(2)	-	11

Net cash from financing activities (used for
activities) for transactions with investees	(35)	(9)	2

Net income tax paid	(77)	(90)	(260)

Net cash from operating activities	419	393	2,140

Cash flows from investing activities
Investment in intangible assets	(30)	(33)	(156)
Proceeds from the sale of property, plant and equipment	187	15	132
Change in current investments, net	(8)	-	-
Purchase of property, plant and equipment	(289)	(205)	(876)
Proceeds from disposal of investments and long-term loans	1	1	2
Interest received	2	-	8
Payment for derivatives	(11)	-	(2)
Acquisition of a subsidiary from an investee	-	-	(196)

Net cash flows from investment activities for
transactions with investees	219	420	1,097

Net cash from investing activities	71	198	9

The accompanying notes are an integral part of the condensed interim financial information

 Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on cash flows (Contd.)

	For the three months ended		For the year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cash flows from financing activities
Bank loans received	-	-	2,600
Repayment of bank loans	-	-	(400)
Repayment of debentures	(25)	(142)	(567)
Dividends paid	-	-	(3,733)
Interest paid	(20)	(11)	(196)
Proceeds for derivatives, net	-	-	10
Proceeds from exercise of share options	4	15	26

Net cash used for financing activities for transactions with investees)	(203)	(250)	(51)

Net cash used for financing activities	(244)	(388)	(2,311)

Increase (decrease) in cash and cash equivalents	246	203	(162)
Cash and cash equivalents at beginning of period	198	360	360

Cash and cash equivalents at end of period	444	563	198

The accompanying notes are an integral part of the condensed interim financial information

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Separate Condensed Interim Financial Information as at March 31, 2011

NOTE 1 – METHOD FOR PREPARING THE FINANCIAL INFORMATION

A.
Definitions

"The Company": Bezeq The Israel Telecommunication Corporation Limited.

“Associate”, "the Group”, “Investee”, “Interested Party”: as defined in the consolidated financial statements of the Company for 2010.

B.
Main points of the method for preparing of the financial information

The separate condensed interim financial information is stated in accordance with Article 38(D) of the Securities Regulations (Periodic and Interim Reports), 5730-1970 and does not include the information required under the provisions of Article 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Interim Reports), 5730-1970 in respect of separate condensed interim financial information of the corporation.

The report should be read together with the separate financial information as at December 31, 2010 and for the year then ended and together with the condensed consolidated interim statements as at March 31, 2011 (“the consolidated statements”).

NOTE 2 – REVENUES

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Fixed line telephony	617	785	3,160
Internet - infrastructure	265	236	977
Transmission and data communications	228	223	882
Other services	68	60	244

	1,178	1,304	5,263

NOTE 3 – OPERATING AND GENERAL EXPENSES

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	64	190	801
General expenses	62	60	250
Materials and spare parts	22	23	88
Building maintenance	62	61	240
Services and maintenance by sub-contractors	20	21	76
Vehicle maintenance expenses	21	23	101
Royalties to the State of Israel	14	8	31
Collection fees	6	6	22

	271	392	1,609

Bezeq The Israel Telecommunication Corporation Limited

Notes to the Separate Condensed Interim Financial Information as at March 31, 2011

NOTE 4 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed or are pending against the Company (“hereinafter in this section: “legal claims”).

The financial statements of the Company include provisions of approximately NIS 239 million for legal claims.  The additional exposure beyond these provisions for the claims amounts to NIS 4.6 billion. Subsequent to the reporting date, claims of approximately NIS 250 million out of this amount have been eliminated.

Additionally, out of these claims, there are also claims amounting to approximately NIS 872 million, which at this stage, cannot be assessed, as well as additional claims for which the Company’s additional exposure exceeds the aforesaid, as the exact amount of the claim is not stated in the claim.

Subsequent to the reporting date, customers filed a claim against the Company amounting to approximately NIS 127 million.

For further information about contingent liabilities, see Note 5 to the consolidated financial statements - Contingent Liabilities.

NOTE 5 – SUBSTANTIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES IN AND SUBSEQUENT TO THE REPORTING PERIOD

A.
In respect of the loan provided by the Company to Bezeq Online Ltd., after repayment of NIS 4 million in the period, at March 31, 2011 the balance of the loan amounted to NIS 1 million. The balance of the loan principal was repaid on April 5, 2011.

B.
On May 4, 2011, the Board of Directors of Pelephone Communications Ltd. ("Pelephone") resolved to distribute a dividend of NIS 280 million in May 2011. On May 11, 2011, the general meeting of Pelephone approved distribution of the dividend as aforesaid.